UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ZYNGA INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G

1.	Names of Reporting Persons AVALON VENTURES VIII GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 34,680,608
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 34,680,608
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,680,608
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.2%[1]
12.	Type of Reporting Person (See Instructions) OO

[1]

Based on a total of 156,061,640 shares of Class A common stock of Zynga Inc., which is the sum of (x) the 121,381,032 shares of Class A common stock outstanding as of December 31, 2011 plus (y) 34,680,608 shares of Class B common stock held by Avalon Ventures VIII, LP which are convertible at anytime at the option of the holder to Class A common stock.

CUSIP No. 98986T108	13G

1.	Names of Reporting Persons AVALON VENTURES VIII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 34,680,608
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 34,680,608
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,680,608
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.2%[2]
12.	Type of Reporting Person (See Instructions) PN

[2]

Based on a total of 156,061,640 shares of Class A common stock of Zynga Inc., which is the sum of (x) the 121,381,032 shares of Class A common stock outstanding as of December 31, 2011 plus (y) 34,680,608 shares of Class B common stock held by Avalon Ventures VIII, LP which are convertible at anytime at the option of the holder to Class A common stock.

CUSIP No. 98986T108	13G

Item 1.

(a)	Name of Issuer:

Zynga Inc.

(b)	Address of Issuer’s Principal Executive Offices:

699 Eighth Street, San Francisco, California 94103

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of Avalon Ventures VIII GP, LLC and Avalon Ventures VIII, LP (each, a “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence:

1134 Kline Street, La Jolla, California 92037

(c)	Citizenship:

Delaware, U.S.A.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

CUSIP No. 98986T108	13G

Item 4.	Ownership

Avalon Ventures VIII, LP holds of record and thereby beneficially owns and has sole direct power to vote and dispose of 34,680,608 shares of Class B common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

The aggregate percentage of shares of Class A common stock reported as beneficially owned by Avalon Ventures VIII, LP is based upon 156,061,640 shares of Class A common stock, which is the sum of (x) the 121,381,032 shares of Class A common stock outstanding as of December 31, 2011 plus (y) 34,680,608 shares of Class B common stock held by Avalon Ventures VIII, LP which are convertible at anytime at the option of the holder into Class A common stock.

Avalon Ventures VIII GP, LLC, in its capacity as general partner of Avalon Ventures VIII, LP, may be deemed to be the beneficial owner of the shares of issuer owned by Avalon Ventures VIII, LP, as in its capacity as general partner it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by Avalon Ventures VIII, LP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 98986T108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date

Avalon Ventures VIII, LP
By:	Avalon Ventures VIII GP, LLC
its	General Partner

By:	/s/ Deborah Aylott
Deborah Aylott, Authorized Signatory

Avalon Ventures VIII GP, LLC

By:	/s/ Deborah Aylott
Deborah Aylott, Authorized Signatory

CUSIP No. 98986T108	13G

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 14, 2012

Avalon Ventures VIII, LP
By:	Avalon Ventures VIII GP, LLC
its	General Partner

By:	/s/ Deborah Aylott
Deborah Aylott, Authorized Signatory

Avalon Ventures VIII GP, LLC

By:	/s/ Deborah Aylott
Deborah Aylott, Authorized Signatory